UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Iridium Communications, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

46269C102

(CUSIP Number)

Larry G. Franceski, Esq.

Norton Rose Fulbright US LLP

799 9th Street NW

Suite 1000

Washington, DC 20001-4501

(202) 662-4518

with

a copy to:

Mara H. Rogers, Esq.

Norton Rose Fulbright US LLP

1301 Avenue of the Americas

New York, NY 10019-6022

(212) 318-3206

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 24, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this Schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 46269C102	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Baralonco Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,724,230
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,724,230

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,724,230
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%*
14	TYPE OF REPORTING PERSON CO

*

Based on 132,202,392 shares of Common Stock outstanding on October 14, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2021 filed with the Securities and Exchange Commission on October 19, 2021.

CUSIP No. 46269C102	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Estate of the late Khalid bin Abdullah bin Abdulrahman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,724,230
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,724,230

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,724,230
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%*
14	TYPE OF REPORTING PERSON OO

*

Based on 132,202,392 shares of Common Stock outstanding on October 14, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2021 filed with the Securities and Exchange Commission on October 19, 2021.

CUSIP No. 46269C102	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fahd bin Khalid bin Abdullah bin Abdulrahman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,724,230
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,724,230

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,724,230
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%*
14	TYPE OF REPORTING PERSON IN

*

Based on 132,202,392 shares of Common Stock outstanding on October 14, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2021 filed with the Securities and Exchange Commission on October 19, 2021.

Page 5 of 7 Pages

Explanatory Note

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Iridium Communications, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 5 supplements and amends the statement on Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on October 8, 2009 by (i) Baralonco Limited, a British Virgin Islands company (the “Company”) and (ii) Khalid bin Abdullah bin Abdulrahman, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on October 9, 2012, Amendment No. 2 to Schedule 13D filed with the SEC on June 3, 2014, Amendment No. 3 to Schedule 13D filed with the SEC on May 17, 2019 and Amendment No. 4 to Schedule 13D filed with the SEC on August 26, 2021 (collectively, the “Amended Schedule 13D”).

This Amendment No. 5 is being filed to report a decrease in the percentage of shares of Common Stock beneficially owned by the Reporting Persons (as defined below) resulting from open market sales of Common Stock by the Company. Except as supplemented and amended herein, the Amended Schedule 13D is unchanged. Reference should be made to the Amended Schedule 13D for additional information.

Item 2.	Identity and Background.

This Amendment No. 5 is being filed by Baralonco Limited (the “Company”), organized under the laws of the British Virgin Islands, with its principal executive offices located at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands VG1110. The principal business of the Company is to hold investments. Information as to the executive officers and directors of the Company is set forth in Exhibit A to this Amendment No. 5.

This Amendment No. 5 is also being filed by the Estate of the late Khalid bin Abdullah bin Abdulrahman (the “Estate”), the sole owner of the Company, whose address is c/o Baralonco Limited located at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands VG1110. The Estate is currently in probate (or the equivalent proceedings under applicable local law) in Saudi Arabia. The principal business activity of the Estate is to hold the assets of the late Khalid bin Abdullah bin Abdulrahman.

This Amendment No. 5 is also being filed by Fahd bin Khalid bin Abdullah bin Abdulrahman, as a legal representative to the Estate (the “Legal Representative”), whose address is c/o Baralonco Limited located at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands VG1110. His present principal occupation is private investments. The Legal Representative is a resident and national of the Kingdom of Saudi Arabia.

The Company, the Estate and the Legal Representative are referred to in this Amendment No. 5 collectively as the “Reporting Persons.”

During the past five years, none of the Reporting Persons nor, to the Company’s knowledge, any of the persons listed in Exhibit A, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the past five years, none of the Company, the Estate or the Legal Representative nor, to the Company’s knowledge, any of the persons listed in Exhibit A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 6 of 7 Pages

Item 5.	Interest in Securities of the Issuer.

Section (a) of Item 5 of the Amended Schedule 13D is hereby amended and restated as follows:

The Company beneficially owns 11,724,230 shares of Common Stock, representing approximately 8.9% of the Common Stock outstanding as of October 14, 2021 (based on 132,202,392 shares reported as outstanding in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2021 filed with the SEC on October 19, 2021), as calculated under Rule 13d-3 of the Securities and Exchange Act of 1934, as amended. As the Company is wholly owned by the Estate, the Estate may also be deemed to beneficially own the same 11,724,230 shares of Common Stock directly owned by the Company. Steven B. Pfeiffer, a director of the Company, is also a director of the Issuer and beneficially owns 109,925 shares underlying vested restricted stock units of the Issuer. Mr. Pfeiffer has sole voting and dispositive power over these shares and these shares are not included in the beneficial ownership calculation of the Reporting Persons. The Legal Representative as a legal representative to the Estate, may also be deemed to beneficially own the same 11,724,230 shares of Common Stock directly owned by the Company.

Section (c) of Item 5 of the Amended Schedule 13D is hereby supplemented as follows:

(c) Set forth on Exhibit B to this Amendment No. 5 is a list of transactions in the shares of Common Stock effected by the Reporting Persons in the past sixty days to the extent not previously reported on the Amended Schedule 13D. These transactions were all effected in the open market through brokers and the price per share excludes commissions. Except for the foregoing, none of the Reporting Persons nor, to the knowledge of the Company, any director or executive officer of the Company, has effected any transaction in the Common Stock in the 60 days prior to the filing of this Amendment No. 5.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Information concerning the executive officers and directors of Baralonco Limited (previously filed and incorporated by reference to Exhibit A to Amendment No. 3 to Schedule 13D filed with the SEC on May 17, 2019)

Exhibit B:	Schedule of Transactions

Exhibit 1:	Filing Agreement (previously filed and incorporated by reference to Exhibit 1 to Amendment No. 4 to the Schedule 13D filed on August 26, 2021)

Exhibit 2:	Power of Attorney of Baralonco Limited (previously filed and incorporated by reference to Exhibit G to the Schedule 13D filed on October 8, 2009)

Exhibit 3:	Powers of Attorney of the Estate of the late Khalid bin Abdullah bin Abdulrahman and Fahd bin Khalid bin Abdullah bin Abdulrahman (previously filed and incorporated by reference to Exhibit 3 to Amendment No. 4 to the Schedule 13D filed on August 26, 2021)

Page 7 of 7 Pages

Signatures

After reasonable inquiry and to the best knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2021

BARALONCO LTD

By:	/s/ Larry G. Franceski
Name: Larry G. Franceski
Title: Attorney-in-Fact*

ESTATE OF THE LATE KHALID BIN ABDULLAH BIN ABDULRAHMAN

By:	/s/ Larry G. Franceski
Name: Larry G. Franceski
Title: Attorney-in-Fact*

FAHD BIN KHALID BIN ABDULLAH BIN ABDULRAHMAN, as legal representative of the Estate of the late Khalid Bin Abdullah Bin Abdulrahman

By:	/s/ Larry G. Franceski
Name: Larry G. Franceski
Title: Attorney-in-Fact*

EXHIBIT B

SCHEDULE OF TRANSACTIONS

Reporting Person	Date of Transaction	Number of Shares Sold	Price Per Share ($)		Low Price ($)	High Price ($)
Baralonco Limited	10/20/2021	21,298	42.0660137	*	41.750	42.200
Baralonco Limited	10/20/2021	8,941	41.8299978	*	41.750	42.200
Baralonco Limited	10/20/2021	17,276	41.7532461	*	41.750	42.200
Baralonco Limited	10/20/2021	11,781	41.75		41.750	42.200
Baralonco Limited	10/20/2021	9,918	41.7713773	*	41.750	42.200
Baralonco Limited	10/20/2021	12,494	41.75		41.750	42.200
Baralonco Limited	10/20/2021	5,531	41.75		41.750	42.200
Baralonco Limited	10/20/2021	5,118	41.75		41.750	42.200
Baralonco Limited	10/21/2021	107,643	42.067646	*	41.200	43.240
Baralonco Limited	10/22/2021	50,000	41.0548222	*	41.000	41.350
Baralonco Limited	10/22/2021	50,000	40.539179	*	40.400	40.820
Baralonco Limited	10/25/2021	3,897	41.291200	*	40.70	41.34
Baralonco Limited	10/25/2021	40,000	41.013100	*	40.70	41.34
Baralonco Limited	10/26/2021	10,000	40.967400	*	40.63	41.20
Baralonco Limited	10/26/2021	309	41.200000	*	40.63	41.20
Baralonco Limited	10/27/2021	1,333	41.145400	*	41.10	41.265
Baralonco Limited	10/28/2021	44,461	40.303300	*	40.10	40.545
Baralonco Limited	10/29/2021	25,000	40.145600	*	40.05	40.67
Baralonco Limited	10/29/2021	25,000	40.396200	*	40.05	40.67
Baralonco Limited	11/01/2021	32,009	41.9000422	*	41.900	41.910
Baralonco Limited	11/01/2021	50,000	40.8538568	*	40.750	41.450
Baralonco Limited	11/01/2021	50,000	41.502538	*	41.500	41.600
Baralonco Limited	11/03/2021	11,485	42.10		42.100	42.100
Baralonco Limited	11/03/2021	25,000	41.6001728	*	41.600	41.620
Baralonco Limited	11/03/2021	25,000	42.10	*	42.100	42.100
Baralonco Limited	11/03/2021	25,000	42.10	*	42.100	42.100
Baralonco Limited	11/03/2021	67,991	41.48	*	41.480	41.480
Baralonco Limited	11/04/2021	13,515	42.10	*	42.100	42.100
Baralonco Limited	11/04/2021	13,454	42.4589297	*	42.400	42.620
Baralonco Limited	11/05/2021	11,546	42.5100000	*	42.510	42.510
Baralonco Limited	11/05/2021	50,000	43.4000046	*	43.400	43.400
Baralonco Limited	11/05/2021	50,000	43.4652862	*	43.400	43.710
Baralonco Limited	11/08/2021	855	43.40	*	43.400	43.400
Baralonco Limited	11/08/2021	50,000	43.40	*	43.400	43.400
Baralonco Limited	11/08/2021	25,000	43.15	*	43.150	43.150
Baralonco Limited	11/09/2021	11,116	43.3550594	*	43.350	43.415
Baralonco Limited	11/09/2021	8,390	43.50	*	43.500	43.500
Baralonco Limited	11/09/2021	24,145	43.40	*	43.400	43.400
Baralonco Limited	11/10/2021	7,178	42.6160212	*	42.600	42.700
Baralonco Limited	11/10/2021	5,494	42.7723999	*	42.510	43.080
Baralonco Limited	11/11/2021	1,344	42.8267039	*	42.800	42.860
Baralonco Limited	11/11/2021	17,822	42.6827393	*	42.610	42.860
Baralonco Limited	11/11/2021	25,000	42.673662	*	42.60	42.82
Baralonco Limited	11/15/2021	23,656	42.2054223	*	41.830	42.435
Baralonco Limited	11/15/2021	25,000	41.7883324	*	41.760	41.880
Baralonco Limited	11/16/2021	50,000	41.8879124	*	41.500	42.570
Baralonco Limited	11/16/2021	15,015	41.5587283	*	41.500	41.730
Baralonco Limited	11/17/2021	9,985	41.5000000	*	41.500	41.500
Baralonco Limited	11/17/2021	50,000	41.5000000	*	41.500	41.500
Baralonco Limited	11/18/2021	660	41.5015152	*	41.500	41.510
Baralonco Limited	11/19/2021	24,340	40.3178661	*	40.200	40.495
Baralonco Limited	11/22/2021	25,000	38.9831107	*	38.610	39.630
Baralonco Limited	11/23/2021	25,000	38.6671288	*	38.230	39.205
Baralonco Limited	11/24/2021	25,000	38.5170784	*	38.320	38.740
Baralonco Limited	11/24/2021	50,000	39.20	*	39.200	39.200

*

The Price Per Share reported above is a weighted average price. The shares were sold in multiple transactions at a range of prices as reflected in the table above. Upon request, the Reporting Persons undertake to provide the staff of the SEC full information regarding the shares sold at each separate price within the ranges set forth above.